[Curative Health Services, Inc. Letterhead]







September 30, 2005


VIA EDGAR


Ms. Christine Allen
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Curative Health Services, Inc.
        Form 10-K for the fiscal year ended December 31, 2004
        File No. 000-50371

Dear Ms. Allen:

     Curative Health Services, Inc. ("Curative" or the "Company") transmits herewith for filing via EDGAR under the form type label CORRESP its response to the comment contained in a letter from Jim Rosenberg, Senior Assistant Chief Accountant dated August 22, 2005 (the "Comment Letter"). For ease of reference, each lettered paragraph of the Staff's comment is repeated below directly above the Company's response to that paragraph.

Form 10-K for fiscal year ended December 31, 2004 filed March 16, 2005

Critical Accounting Policies and Estimates, page 25

1.   Please provide to us the following information:

     Comment:

     a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.


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


     Response:

     The Company's Specialty Infusion business unit's revenues and related accounts receivable are recorded, net of any contractual allowances, when the product is shipped to a patient or physician's office, or when the service is provided. The Company records contractual allowances on a payor-by-payor basis in accordance with its interpretation of contractual terms, applicable regulations or payor requirements. Reimbursement rates may be subject to adjustments by payors that could result in payments that differ from the Company's estimates. Additionally, any health care regulation changes or contract amendments may require the Company to review the estimation process. Curative is reimbursed for the products and services it provides from third-party payors, including managed care organizations and Medicare and Medicaid programs, as well as private payors.

     Generally, the Company records any required contractual allowances at the time it records revenue and applies amounts against those allowances when cash is received. This process is completed at the transaction level and on a transaction-by-transaction basis. The Company does not track its contractual reserves by date of service nor does it track the amount of increased or decreased reserve recorded when a transaction is closed out. Therefore, the Company cannot provide an analysis of estimate changes by transaction or year. On a consolidated basis, the Company had a contractual reserve balance of $1.0 million at the end of 2002, reduced reserves by $2.8 million and added reserves of $3.0 million during 2003, a net increase of $0.2 million, for a balance of contractual reserves at the end of 2003 of $1.2 million. In 2004, the Company reduced reserves by $6.5 million and added reserves of $9.6 million, a net increase of $3.1 million, for a balance of contractual reserves at the end of 2004 of $4.3 million. The increase in the Company's contractual allowance was primarily attributed to the acquisition of Critical Care Systems, Inc. in April of 2004. Additionally, included in the net change for 2004 is an increase of $1.0 million recorded in the second quarter of 2004 related to a retroactive reimbursement change the Company experienced. This was previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and Current Report on Form 8-K filed on August 4, 2004 because of the unique nature of the adjustment.

     The Company's Wound Care Management business unit's revenues are recognized after the management services are rendered and are billed monthly in arrears, thus no contractual allowances are required for this portion of the Company's business.

     Comment:

     b. In a comparative tabular format, please provide the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. Please indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, confirm that fact for us and clarify how this affects your ability to estimate your allowance for bad debts.

     Response:

     The following table breaks down the Company's gross accounts receivable as of December 31, 2004 and 2003 into approximate percentages by payor group and aging classification:

                                      As of December 31, 2004
                        ----------------------------------------------------
                              0 -       91 -      181 -
Payor Group                 90 Days   180 Days  365 Days  > 365 Days   Total
----------------------------------------------------------------------------
Commercial and other(1)       33%       8%         9%          8%       58%
Medicaid                      16%       6%         5%          4%       31%
Medicare                       7%        *         2%          2%       11%
Self-pay(2)                     *        *          *           *         *

   Total(3)                   56%      14%        16%         14%      100%


                                      As of December 31, 2003
                        ----------------------------------------------------
                              0 -       91 -      181 -
Payor Group                 90 Days   180 Days  365 Days  > 365 Days   Total
----------------------------------------------------------------------------
Commercial and other(1)       29%       8%         7%          5%       49%
Medicaid                      30%       9%         5%          2%       46%
Medicare                       1%       1%         2%           *        4%
Self-pay(2)                    1%        *          *           *        1%

   Total(3)                   61%      18%        14%          7%      100%


(1) Excludes allowances for contractual adjustments of approximately $4.3 million and $1.2 million as of December 31, 2004 and 2003, respectively.

(2) Self-pay amounts primarily consist of patient co-payments, deductibles and self-pay balances on accounts that have not been paid by the primary payor. The Company considers the patient's potential payment obligation in its evaluation of the allowance for doubtful accounts based on the current financial condition of the customer, age of the receivable and the relationship with the customer.

(3) Amounts are calculated as percent of accounts receivable, and excludes allowances for doubtful accounts of $4.6 million and $4.0 million as of December 31, 2004 and 2003, respectively, which are not specifically tracked by payor group and aging classification.

 *   Less than 1%.

     Comment:

     c. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and tell us the historical percentage of amounts that get reclassified into self-pay.

     Response:

     The Company verifies benefits with third-party payors and obtains authorization prior to shipping products or rendering services and, as such, the Company does not have accounts receivable pending approval from third-party payors.

     Comment:

     d. Tell us why you do not believe that the above information should be disclosed in your filing.

     Response:

     With respect to disclosure of the information requested in Comment a. above, the Company did not previously disclose any changes in estimates of prior period contractual allowances, with the exception of the $1.0 million adjustment described above, because such amounts recorded in the Company's consolidated financial statements as of December 31, 2004 and 2003 were an accumulation of routine transactions and were not considered material items for separate disclosure by management based on the following analysis (dollars in thousands):

                                                                    December 31,
                                                              2004               2003
                                                          -----------         -----------
Specialty Infusion revenue, as reported                     $255,443            $185,843

Decrease in Specialty Infusion reserves                     $  6,522            $  2,847
Decrease as a percentage of Specialty Infusion revenues          2.6%                1.5%

Increase in Specialty Infusion reserves                     $  9,602            $  2,996
Increase as a percentage of Specialty Infusion revenues          3.8%                1.6%

Net change in Specialty Infusion reserves                   $  3,079            $    148
Net change as a percentage of Specialty Infusion revenues        1.2%                0.1%


     With respect to disclosure of the information requested in Comment b. above, the Company did not include a comparative table of the payor mix concentrations and related aging of accounts receivable under "Critical Accounting Policies and Estimates," as certain similar information was disclosed under the heading "Specialty Infusion - Payors" on page 8 of the Company's 2004 Form 10-K. However, the Company will disclose its payor mix concentrations and related aging of gross accounts receivable in its Annual Report on Form 10-K for fiscal year ended December 31, 2005.

     With respect to disclosure of the information requested in Comment c. above, the Company did not have any amounts pending approval from third-party payors as of December 31, 2004 and 2003. Therefore, such disclosure was not considered necessary.

     As requested in the Comment Letter, the Company hereby acknowledges the following statements:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments, and changes made to the Company's disclosure in its filings in response to staff comments, do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company believes this letter responds completely to the Commission's comment in the Comment Letter. If you have any questions regarding this letter, please feel free to contact me at (603) 888-1500.


Sincerely,


/s/  Thomas Axmacher
----------------------------
     Thomas Axmacher
     Chief Financial Officer



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